Contact

www.linkedin.com/in/doncoffey
(LinkedIn)
www.dgcoffey.com (Company)

Top Skills

Product Development
R&D
Six Sigma

Don Coffey

Chief Science Officer at Cleveland Whiskey
Odessa, Florida, United States

Summary

Food Industry executive with broad leadership experience and capabilities in R&D, Marketing and Sales. Direct experience with integration of acquired businesses and leading business teams in North America, Europe and Asia. Demonstrated ability to develop people and teams and to drive top and bottom line growth. Highly capable of envisioning and driving change. Respected as a strategic thinker with a bias for action.

Specialties: Strategy Development, Innovation Leadership, R&D Management, New Product Development, Product Management, Sales and Marketing, People and Team Development, 6-Sigma Green Belt.

Experience

Cleveland Whiskey
6 years 1 month

Chief Science Officer
September 2020 - Present (4 years 6 months)

Member of the Board of Directors
February 2019 - Present (6 years 1 month)
Cleveland, Ohio

EDGE Ingredients
Member Board Of Directors
January 2018 - Present (7 years 2 months)
Tampa, Florida Area

DGC Squared Consulting
President
July 2014 - September 2020 (6 years 3 months)
Tampa Area

MGP Ingredients

6 years 7 months

Executive Vice President

July 2008 - January 2014 (5 years 7 months)

Responsible for leading Research, Development and Innovation for MGP Ingredients. We make the world's best rye whiskey, great bourbons, gins and neutral spirits as well as specialty starches and proteins for the global food industry.

VP Innovation

July 2007 - July 2008 (1 year 1 month)

Led corporate Research and Sales through turnaround during 2008-2010

The Dow Chemical Company

GM, Food Ingredients

1985 - 2007 (22 years)

Spent 22 productive years at Dow Chemical in a variety of research and commercial jobs. My career at Dow was spent in the Specialty Chemical group in the METHOCEL and ETHOCEL businesses. I lived and worked in Midland, MI and Piscataway, NJ while employed by Dow.

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Education

Michigan State University

Ph.D., Food Science · (1982 - 1985)

University of Massachusetts Amherst

MS, Food Science · (1977 - 1979)